FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 8, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   )

Enclosure:  Press Release dated March 8, 2006

Buhrmann NV

For more information:
Media Relations: +31 (0) 20 651 10 34
PRESS RELEASE	Investor Relations: +31 (0) 20 651 10 42
www.buhrmann.com

BUHRMANN ISSUES 2005 ANNUAL REPORT

Amsterdam, the Netherlands, 8 March 2006 – Buhrmann today published its combined 2005 Annual Report and Form 20-F as well as an Annual Overview. Both documents are available on the Company’s corporate website.

This year Buhrmann has combined its Annual Report and Form 20-F, which Buhrmann has to file with the US Securities and Exchange Commission every year as a result of its listing on the New York Stock Exchange. Integration into a single document has led to a faster and more efficient disclosure of information.

In addition, Buhrmann published an Annual Overview which provides a comprehensive picture of the Company and the developments during 2005. The overview features an interview with Frans Koffrie, Buhrmann President and CEO, and describes the Company, its strategy and the industry context. Furthermore, attention is paid to the divisions and corporate responsibilities while key information is presented on Buhrmann’s performance.

The combined 2005 Annual Report and Form 20-F is available in English whereas the Annual Overview is available both in English and Dutch.

Printed versions of both documents will be made available as per 20 March 2006.

- - -

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. As a customer-focused and sales-driven organisation, Buhrmann’s products are used by millions of people as part of their daily work routine.

Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. With a future shaped by almost 18,000 employees, Buhrmann has operations in 18 countries. The financial results for the first quarter 2006 will be published on 3 May 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information
Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: March 8, 2006